Exhibit 99.1

OwlTing Group (NASDAQ: OWLS) Receives US$10 Million Investment with up to US$50 Million in Total Funding Available Upon Mutual Consent.

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Initial US$10 million funding at closing; facility provides for up to US$40 million in follow-on investments on similar terms, subject to mutual consent
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Zero-interest convertible security with a fixed conversion price of US$9.00 per share, representing a premium to recent trading levels
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Proceeds to support global expansion of OwlPay payment infrastructure, regulatory licensing, and strategic growth initiatives

Arlington, Virginia, United States, April 3, 2026 – OwlTing Group (NASDAQ: OWLS) (“OwlTing” or the “Company”), the operating brand of OBOOK Holdings Inc., a global fintech company, today announced that it has entered into a Securities Purchase Agreement (the “SPA”) with Lind Global Asset Management XV LLC (the “Investor”), an investment fund managed by The Lind Partners, a New York-based institutional fund manager, for the issuance and sale of a convertible security (the “Convertible Security”) for US$10 million in gross proceeds. The arrangement will provide the Company with access to up to US$50 million in total funding, consisting of the initial US$10 million investment at closing of the Convertible Security (the “Closing”) and up to US$40 million in additional follow-on investments after effective resale registration, subject to similar terms and mutual consent of both parties. The Closing is expected to occur on or around April 6, 2026, subject to satisfaction of customary closing conditions. Benchmark, a StoneX Company, acted as exclusive placement agent.

The Company intends to use the net proceeds from the initial closing for general corporate purposes, including the continued expansion of its OwlPay global payment infrastructure, the pursuit of additional regulatory licenses, potential strategic acquisitions, and working capital.

Key Strategic Terms:

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Shareholder-Protective Structure: To protect long-term shareholder value, the agreement features a 120-day moratorium on conversion, during which no common stock conversions may occur following the initial funding.
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Optional Follow-On Investments:Company has the option to access up to an additional US$40 million, allowing the Company to align its capital planning with operational milestones and market conditions.
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Funding Package Allows Global Capacity Expansion: Increased access to capital supports OwlPay’s continued growth, with its Contracted Annual Transaction Capacity (CATC) now exceeding US$5 billion across key markets including North America, Asia-Pacific, and Africa.

The Convertible Security has a face value of US$11.5 million, reflecting a 15% total original issue discount, and bears no interest. The Convertible Security matures 18 months from the date of issuance. The Investor may convert face value amounts into shares of the Company’s common stock at a fixed price of US$9.00 per share (the “Conversion Price”), representing a premium to the Company’s recent trading price. In addition, commencing on the earlier of effective resale registration or 120 days after funding, the Investor may convert up to US$821,429 per month into common shares at a price equal to 92.5% of the two lowest daily volume-weighted average prices during the 10 trading days prior to conversion (the “Repayment Price”), subject to volume limitations. After providing notice to the Investor, the Company has the right to pay any Repayment Price conversion in cash, plus a 5% premium, in lieu of issuing shares. The Company also has a one-time right to buy back the outstanding face value at a 5% premium.

In connection with the transaction, the Company will issue 850,340 warrants to the Investor, representing 50% warrant coverage on the funded amount based on the Company’s five-day volume-weighted average price immediately prior to closing. The warrants are exercisable for cash over a 60-month period at an exercise price of US$7.82 per share. The final number of warrants and the exercise price are subject to adjustments based on the actual five-day VWAP at closing. A pro-rata amount of warrants will be issued in connection with each follow-on investment. As of the date of this announcement, the Company has 37,899,671 shares of Class A common stock outstanding.

The Company is required to file a resale registration statement no later than 45 days from closing and to have such registration statement declared effective no later than 120 days from closing. Under the terms of the SPA, the Investor and its affiliated entities are contractually prohibited from engaging in short selling, rehypothecation, or lending or pledging of the securities issued in connection with this transaction.

“We believe OwlTing has built something genuinely differentiated — 40 state money transmission licenses, Visa Direct integration, and a multi-billion-dollar transaction pipeline across North America, Asia-Pacific, and Africa. This is exactly the kind of binary-event growth story we look for: a company with the regulatory infrastructure in place and the capital structure to execute. We’re delighted to support Darren and the team as they scale OwlPay into a leading global payments platform.” commented Jeff Easton, Founder and Managing Partner at The Lind Partners

“This partnership with Lind Partners provides OwlTing with the financial flexibility to execute our next phase of global expansion,” said Darren Wang, Founder and CEO at OwlTing Group.

“We have structured this agreement to balance access to capital with shareholder protection, including a 120-day conversion moratorium and multiple tools to actively manage dilution. With a growing multi-billion-dollar transaction pipeline, we are well positioned to scale our global payment infrastructure.”

The securities described herein were offered and sold in a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) thereof and/or Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. The securities were issued as “restricted securities” as defined in Rule 144 under the Securities Act. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional information, including the full terms of the financing transaction, is available in the Current Report on Form 6-K that the Company filed with the Securities and Exchange Commission.

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About OwlTing Group

OwlTing Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a global fintech company founded in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2025, according to CB Insights’ statistics, OwlTing was ranked among the top 2 global players in the “Enterprise & B2B” category for the digital currency sector. The Company’s mission is to use distributed ledger technology to provide businesses with more reliable and transparent data management, to reinvent the global flow of funds for businesses and consumers, and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a Web2 and Web3 hybrid payment solution, to empower global businesses to operate confidently in the expanding digital currency economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

For investor and media enquiries, please contact:

OwlTing Group Investor Relations

Henry Fan, Investor Relations Director

ir@owlting.com

OwlTing Group Media Relations

Michael Hsu, Public Relations Director

pr_office@owlting.com

The Blueshirt Group, Investor Relations

Jack Wang, Managing Director

OwlTing@BlueshirtGroup.co